Exhibit 99.1

SEABRIDGE GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS AT JUNE 30, 2022

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(Unaudited)

		June 30,	December 31,
	Note	2022	2021
Assets
Current assets
Cash and cash equivalents		$153,035	$11,523
Short-term deposits		118,621	29,243
Amounts receivable and prepaid expenses	5	8,407	10,026
Investment in marketable securities	6	3,320	3,367
		283,383	54,159
Non-current assets
Investment in associate	6	1,486	2,429
Convertible notes receivable	7	598	606
Long-term receivables and other assets	8	51,539	13,038
Mineral interests, property and equipment	9	716,579	662,279
Reclamation deposits	11	19,929	15,231
		790,131	693,583
Total assets		$1,073,514	$747,742

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10	$31,507	$12,165
Flow-through share premium	13	1,186	1,366
Lease obligations		2,249	90
Provision for reclamation liabilities	11	3,680	3,680
		38,622	17,301
Non-current liabilities
Secured Note	12	234,315	-
Deferred income tax liabilities	18	35,581	23,164
Lease obligations		1,149	182
Provision for reclamation liabilities	11	4,086	4,762
		275,131	28,108
Total liabilities		313,753	45,409

Shareholders’ equity	13	759,761	702,333
Total liabilities and shareholders’ equity		$1,073,514	$747,742

Subsequent events (Notes 6, and 11), commitments and contingencies (Note 19)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021

Remeasurement of secured note	12	$31,566	$-	$31,566	$-
Gain on disposition of mineral interests	13	-	21,943	-	21,943
Corporate and administrative expenses	16	(2,868)	(2,031)	(7,469)	(6,788)
Impairment of investment in associate	6	(873)	-	(873)	-
Equity loss of associate	6	(46)	(54)	(90)	(131)
Other income - flow-through shares	13	81	188	180	334
Environmental rehabilitation (expense) gain	12	(26)	60	41	43
Unrealized (loss) gain on convertible notes receivable	7	(13)	(7)	(19)	122
Interest income		30	76	76	100
Finance expense and other income		(1,137)	(446)	(4,378)	(544)
Earnings before income taxes		26,714	19,729	19,034	15,079
Income tax expense	18	(7,626)	(5,181)	(6,227)	(4,815)
Net earnings for the period		$19,088	$14,548	$12,807	$10,264

Other comprehensive income (loss)

Items that will not be reclassified to net income or loss

Unrealized change in fair value of secured note		$23,544	$-	$23,544	$-
Change in fair value of marketable securities		(221)	2	(47)	(636)
Tax impact		(6,327)	-	(6,351)	84
Total other comprehensive income (loss)		16,996	2	17,146	(552)
Comprehensive income (loss) for the period		$36,084	$14,550	$29,953	$9,712

Weighted average number of common shares outstanding
Basic	13	80,144,953	75,742,184	79,701,761	75,071,255
Diluted	13	81,064,635	77,753,055	80,741,621	77,810,736

Earnings per common share
Basic	13	$0.24	$0.19	$0.16	$0.14
Diluted	13	$0.24	$0.19	$0.16	$0.13

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

(Unaudited)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity

As at December 31, 2021	78,975,349	$809,269	$-	$8,697	$36,126	$(149,983)	$(1,776)	$702,333
Share issuance - At-The-Market offering	995,989	22,746	-	-	-	-	-	22,746
Share issuance - options exercised	186,007	4,106	-	(1,447)	-	-	-	2,659
Share issuance - RSUs vested	128,800	2,733	-	(2,733)	-	-	-	-
Share issuance costs	-	(607)	-	-	-	-	-	(607)
Deferred tax on share issuance costs	-	162	-	-	-	-	-	162
Stock-based compensation	-	-	-	2,515	-	-	-	2,515
Other comprehensive income (loss)	-	-	-	-	-	-	17,146	17,146
Net income for the period	-	-	-	-	-	12,807	-	12,807
As at June 30, 2022	80,286,145	$838,409	$-	$7,032	$36,126	$(137,176)	$15,370	$759,761
As at December 31, 2020	74,162,286	$704,599	$3,275	$23,011	$36,089	$(150,878)	$(1,378)	$614,718
Share issuance - Private placement	350,000	8,358	-	-	-	-	-	8,358
Share issuance - At-The-Market offering	976,062	22,396	-	-	-	-	-	22,396
Share issuance - options exercised	679,668	14,934	-	(7,630)	-	-	-	7,304
Share issuance - Warrants exercised	500,000	11,100	(3,275)	-	-	-	-	7,825
Share issuance - RSUs vested	135,450	3,413	-	(3,413)	-	-	-	-
Share issuance costs	-	(990)	-	-	-	-	-	(990)
Deferred tax on share issuance costs	-	264	-	-	-	-	-	264
Stock-based compensation	-	-	-	2,934	-	-	-	2,934
Expired options	-	-	-	(37)	37	-	-	-
Other comprehensive income (loss)	-	-	-	-	-	-	(552)	(552)
Net income for the period	-	-	-	-	-	10,263	-	10,263
As at June 30, 2021	76,803,466	$764,074	$-	$14,865	$36,126	$(140,615)	$(1,930)	$672,520

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Operating Activities
Net earnings	$19,088	$14,548	$12,807	$10,264
Adjustment for non-cash items:
Remeasurement gain on secured note	(31,566)	-	(31,566)	-
Gain on disposition of mineral interests	-	(21,943)	-	(21,943)
Stock-based compensation	222	8	2,515	2,934
Other income - flow-through shares	(81)	(188)	(180)	(334)
Income tax recovery (expense)	7,626	5,181	6,227	4,815
Unrealized foreign exchange loss	8,266	-	7,163	-
Other non-cash items	(399)	312	(333)	414
Adjustment for cash items:
Environmental rehabilitation disbursements	(356)	(410)	(669)	(481)
Changes in working capital items:
Amounts receivable and prepaid expenses	609	2,234	1,619	648
Accounts payable and accrued liabilities	2,212	1,775	(2,690)	1,124
Net cash from (used in) operating activities	5,621	1,517	(5,107)	(2,559)

Investing Activities
Investment in short-term deposits	(118,621)	(11)	(118,638)	(22)
Mineral interests, property and equipment	(27,204)	(12,238)	(37,295)	(19,785)
Long-term receivables	(13,983)	-	(30,381)	(2,439)
Redemption of short-term deposits	-	-	29,260	-
Investment in reclamation deposits	(398)	(7,446)	(4,698)	(7,450)
Cash proceeds from disposition of mineral interests	-	21,943	-	21,943
Net cash from (used in) investing activities	(160,206)	2,248	(161,752)	(7,753)

Financing Activities
Secured note	-	-	282,263	-
Share issuance net of costs	9,370	24,812	22,139	31,227
Exercise of options	1,039	3,362	2,659	7,304
Exercise of warrants	-	7,825	-	7,825
Payment of lease liabilities	(43)	(19)	(64)	(37)
Net cash from financing activities	10,366	35,980	306,997	46,319
Effects of exchange rate fluctuation on cash and cash equivalents	1,430	(250)	1,374	(316)
Net increase (decrease) in cash and cash equivalents during the period	(142,789)	39,495	141,512	35,691
Cash and cash equivalents, beginning of the period	295,824	13,724	11,523	17,528
Cash and cash equivalents, end of the period	$153,035	$53,219	$153,035	$53,219

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2022 and 2021

(Amounts in notes and in tables are in millions of Canadian dollars, except where otherwise indicated) (Unaudited)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a company engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) were prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2021 and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2021. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These interim financial statements were authorized for issue by the Company’s board of directors on August 12, 2022.

3.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of expenses during the three and six months ended June 30, 2022 and 2021. Estimates and assumptions used in the preparation of these consolidated interim financial statements are consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2021 (except for those related to valuation of secured note described below in Note 4). Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

4.	Significant accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as the those applied in the Company’s consolidated financial statements as at and for the year ended December 31, 2021. Changes in accounting policies will also be reflected in the Company’s consolidated financial statements as at and for the year ending December 31, 2022.

Financial instruments

All financial liabilities (including liabilities designated at fair value through profit and loss “FVTPL”) are recognized initially at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The Company has elected to account for its secured note liability and all embedded derivatives as a single financial liability. The change in fair value of the secured note liability is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss).

Significant estimates

The Company measures the fair value of its secured note liability using a Monte Carlo simulation model. Significant inputs and assumptions into this model include future silver prices, discount rates, forecasted silver production, and probabilities of Environmental Assessment Certificate (“EAC”) expiry, achieving commercial production and securing project financing. Changes to these inputs and assumptions could have a significant impact on the measurement of the secured note liability. Refer to Note 12 for further information.

Capitalization of borrowing costs

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction. Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

5.	Amounts receivable and prepaid expenses

($000s)	June 30, 2022	December 31, 2021
HST	2,238	1,698
Trade and other receivables due from related parties	19	281
Prepaid expenses and other receivables	6,150	8,047
	8,407	10,026

6.	Investments

($000s)	January 1, 2022	Fair value through other comprehensive income (loss)	Loss of associates	Impairment		Additions		June 30, 2022

Current assets:
Investments in marketable securities	3,367	(47)	-	-		-		3,320

Non-current assets:
Investment in associate	2,429	-	(89)	(873	)(a)	19	(b)	1,486

($000s)	January 1, 2021	Fair value through other comprehensive income (loss)	Loss of associates	Impairment	Additions		December 31, 2021

Current assets:
Investments in marketable securities	3,826	(459)	-	-	-		3,367

Non-current assets:
Investment in associate	2,611	-	(221)		39	(c)	2,429

(a)	The Company accounts for its investment in Paramount, a publicly listed company, using the equity method. During the current quarter, the Company concluded that the fair value of its investment in Paramount, determined based on the closing share price on June 30, 2022, had declined significantly, and recorded an impairment of $.9 million (December 31, 2021- nil) in the consolidated statements of operations and comprehensive income (loss).

(b)	In 2022, the Company received 22,610 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 1, 2021 and December 31, 2021. Subsequent to the quarter end, the Company received 32,712 common shares of Paramount for payment of interest on the secured convertible notes accrued between January 1, 2022 and June 30, 2022.

(c)	During the year ended December 31, 2021, the Company received 30,086 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 1, 2020 and June 30, 2021. Refer to note 7 for details on convertible notes receivable.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $3.3 million (December 31, 2021 - $3.4 million) in the consolidated statements of financial position. At June 30, 2022, the Company revalued its holdings in its investments and recorded a fair value decrease of $0.05 million in the statement of operations and comprehensive income (loss).

Investment in associate relates to Paramount Gold Nevada Corp (“Paramount”). As at June 30, 2022, the Company holds a 5.62% (December 31, 2021 – 6.4%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During the six months ended June 30, 2022, the Company recorded its proportionate share of Paramount’s net loss of $0.1 million (six months ended June 30, 2021 – $0.1 million) within equity loss of associate on the consolidated statements of operations and comprehensive income (loss). As at June 30, 2022, the carrying value of the Company’s investment in Paramount was $1.5 million (December 31, 2021 - $2.4 million).

7.	Convertible notes receivable

In September 2019, the Company participated in a private placement to purchase US$410,000, at face value, of secured convertible notes issued by Paramount. Each convertible note had an issue price of US$975 per US$1,000 face value with a four-year maturity. The Company purchased 410 convertible notes for a total of $0.5 million (US$399,750). The convertible notes bear interest at a rate of 7.5% per annum, payable semi-annually. Paramount has the option to settle the interest in whole or in part in either cash or common shares. At any time after the issuance of the convertible notes, the Company can convert all or any portion of the outstanding amount into common shares of Paramount at a price of US$1.00 per common share. The convertible notes receivable is recorded at fair value through profit or loss.

As at June 30, 2022 the fair value of the convertible notes receivable was $0.6 million (December 31, 2021 - $0.6 million). The fair value was determined using the binomial option pricing model using the following assumptions: risk-free rate of 3.42%, 1.25 years expected remaining life of the convertible note, volatility of 49% based on Paramount stock price volatility, forfeiture rate of nil, and dividend yield of nil.

8.	Long-term receivables and other assets

($000s)	June 30, 2022	December 31, 2021
BC Hydro [1]	38,500	-
Canadian Exploration Expenses (Note 18)	9,173	9,172
British Columbia Mineral Exploration Tax Credit [2]	3,866	3,866
	51,539	13,038

1)	The Company has paid $38.5 million to British Columbia Hydro and Power Authority (“BC Hydro”) as advance payments made pursuant to the Company signing a facilities agreement with BC Hydro covering the design and construction of facilities to supply construction phase hydro-sourced electricity to the KSM project.

2)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter 2022, the Company completed discoveries with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at June 30, 2022, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (CRA) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. In 2021, based on further study of the facts and circumstances of the Company’s objection, the Company concluded that it was more likely than not that it will be successful in its objection and reclassified the $3.9 million as long-term receivables on the consolidated statements of financial position.

9.	Mineral interests, property and equipment

($000s)	Mineral interests [3]	Construction in progress	Property & equipment	Right-of-use assets	Total
Cost
As at January 1, 2021	591,446	-	-	307	591,753
Additions	40,559	27,061	3,080	100	70,800
As at December 31, 2021	632,005	27,061	3,080	407	662,553
Additions [2]	4,971	40,565	4,459	4,517	54,512
As at June 30, 2022	636,976	67,626	7,539	4,924	717,065
Accumulated Depreciation
As at January 1, 2021	-	-	-	72	72
Depreciation expense	-	-	117	85	202
As at December 31, 2021	-	-	117	157	274
Depreciation expense [1]	-	-	117	95	212
As at June 30, 2022	-	-	234	252	486
Net Book Value
As at December 31, 2021	632,005	27,061	2,963	250	662,279
As at June 30, 2022	636,976	67,626	7,305	4,672	716,579

1)	Depreciation expense related to equipment is capitalized to construction in progress.

Mineral interests, property and equipment additions by project are as follows.

		Six months ended June 30, 2022
($000s)	January 1, 2022	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	June 30, 2022
Additions
KSM [1,2]	502,015	142	40,565	4,459	4,193	49,359	551,374
Courageous Lake	77,176	246	-	-	-	246	77,422
Iskut	41,779	2,110	-	-	-	2,110	43,889
Snowstorm	31,471	1,941	-	-	-	1,941	33,412
3 Aces	9,034	532	-	-	-	532	9,566
Grassy Mountain	771	-	-	-	-	-	771
Corporate	307	-	-	-	324	324	631
	662,553	4,971	40,565	4,459	4,517	54,512	717,065

		Year ended December 31, 2021
($000s)	January 1, 2021	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2021
Additions
KSM [3]	444,167	27,607	27,061	3,080	100	57,848	502,015
Courageous Lake	76,522	654	-	-	-	654	77,176
Iskut	37,949	3,830	-	-	-	3,830	41,779
Snowstorm	24,924	6,547	-	-	-	6,547	31,471
3 Aces	7,113	1,921	-	-	-	1,921	9,034
Grassy Mountain	771	-	-	-	-	-	771
Corporate	307	-	-	-	-	-	307
	591,753	40,559	27,061	3,080	100	70,800	662,553

1)	Construction in progress additions at KSM includes $5.0 million of capitalized borrowing costs.

2)	$6.8 million of costs related to the BC Hydro project (refer to Note 8) were reclassified from mineral interests to long-term receivables and other assets.

3)	$3.9 million of costs related to the BCMETC audit (refer to Note 8) were reclassified from mineral interests to amounts receivable.

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In December 2020, the Company purchased the Snowfield (renamed East Mitchell) property from Pretium Resources Inc. The East Mitchell property, located in the same valley that hosts KSM’s Mitchell deposit, was purchased for US$100 million ($127.5 million) in cash, a 1.5% net smelter royalty on East Mitchell property production, and a conditional payment of US$20 million, payable following the earlier of (i) commencement of commercial production from East Mitchell property, and (ii) announcement by the Company of a bankable feasibility study which includes production of reserves from the East Mitchell property. US$15 million of the conditional payment can be credited against future royalty payments.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. In connection with the acquisition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

e)	3 Aces

In 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. through the issuance of 300,000 common shares valued at $6.6 million. Should the project attain certain milestones, including the confirmation of a National Instrument 43-101 compliant mineral resource of 2.5 million ounces of gold, the Company will pay an additional $1 million, and upon confirmation of an aggregate mineral resource of 5 million ounces of gold, the Company will potentially pay an additional $1.25 million.

f)	Grassy Mountain

In 2013, the Company sold 100% of its interest in the Grassy Mountain Project with a net book value of $0.8 million retained within mineral properties, related to the option to either receive, at the discretion of the Company, a 10% net profits interest royalty or a $10 million cash payment. Settlement is due four months after the later of: the day that the Company receives a feasibility study on the project; and the day that the Company is notified that permitting and bonding for the mine is in place. The current owner of the Grassy Mountain Project is Paramount who completed a feasibility study in 2020 but they have not notified the Company that permitting and bonding for the mine is in place.

10.	Accounts payable and accrued liabilities

($000s)	June 30, 2022	December 31, 2021
Trade payables	7,434	10,190
Trade and other payables due to related parties	47	136
Non-trade payables and accrued expenses [1]	24,026	1,839
	31,507	12,165

1)	Non-trade payables and accrued expenses include $19.4 million of accrued expenses related to construction at KSM.

11.	Provision for reclamation liabilities

($000s)	June 30, 2022	December 31, 2021
Beginning of the period	8,442	6,164
Disbursements	(669)	(3,320)
Environmental rehabilitation (recovery) expense	(41)	5,515
Accretion	34	83
End of the period	7,766	8,442

Provision for reclamation liabilities - current	3,680	3,680
Provision for reclamation liabilities - long-term	4,086	4,762
	7,766	8,442

The estimate of the provision for reclamation obligations, as at June 30, 2022, was calculated using the estimated discounted cash flows of future reclamation costs of $7.8 million (December 31, 2021 - $8.4 million) and the expected timing of cash flow payments required to settle the obligations between 2022 and 2026. As at June 30, 2022, the undiscounted future cash outflows are estimated at $8.2 million (December 31, 2021 - $8.6 million) primarily over the next three years. The nominal discount rate used to calculate the present value of the reclamation obligations was 3.09% at June 30, 2022 (0.9% - December 31, 2021). During the six months ended June 30, 2022, reclamation disbursements amounted to $0.7 million (six months ended June 30, 2021 - $0.5 million).

In 2021, the Company updated the closure plan for the Johnny Mountain mine site and charged an additional $5.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Expenditures include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs.

In 2022, the Company placed $4.7 million on deposit as security for the reclamation obligations at KSM. As at June 30, 2022, the Company has placed a total of $19.9 million (December 31, 2021 - $15.2 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposit. As at June 30, 2022, the Company had $5.1 million (December 31, 2021, $3.0 million) of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM project. Subsequent to the quarter end, the Company purchased $2.7 million of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM project.

12.	Secured note liability

On February 25, 2022, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) signed a definitive agreement to sell a secured note (“secured note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM Project (“KSM”) to institutional investors (“Investors”) for US$225 million. The transaction closed on March 24, 2022. The key terms of the secured note include:

●	When the secured note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”) maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the secured note to the Company, the 13-year anniversary of the issue date of the secured note.

●	Prior to its maturity, the secured note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by the fifth anniversary from closing, the Investors can put the secured note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the secured note is outstanding, the Investors can put the secured note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the secured note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the secured note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The Company entered into a loan commitment within the scope of IFRS 9 ‘Financial Instruments’ on February 25, 2022 related to the secured note, as at that date, the Company and the Investors were committed under pre-specified terms and conditions to complete the transaction. The loan commitment was initially recognized at a fair value of US $225 million. Upon funding of the secured note on March 24, 2022, the loan commitment was settled with no gain or loss recognized.

The secured note was recognized at its estimated fair value at initial recognition of $282.3 million (US $225 million) using a Monte Carlo simulation model. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, forecasted silver prices and the discount rates. At June 30, 2022, the fair value of the secured note decreased by $55.1 million. The decrease in fair value was primarily due to the increase in discount rates and updated forecast production schedule. The fair value of the secured note was estimated using Level 3 inputs and is most sensitive to changes in discount rates, future silver prices, and forecasted silver production.

The carrying amount for the secured note is as follows:

($000s)	Secured Note
Fair value at inception	282,262
Add (deduct):
Unrealized change in fair value	(55,110)
Foreign currency translation	7,163
Carrying value and fair value on June 30, 2022	234,315

Sensitivity Analysis:

For the fair value of the secured note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Silver price forward curve	● Future silver prices were 10% higher	$8.1
	● Future silver prices were 10% lower	$(17.1)
● Discount rates (7.9% - 9.2%)	● Discount rates were 1% higher	$(15.7)
	● Discount rates were 1% lower	$17.8
Key unobservable inputs
● Forecasted silver production	● Silver production indicated silver ounces were 10% higher	$15.0
	● Silver production indicated silver ounces were 10% lower	$(12.3)

The fair value of the secured note has been calculated using a Monte Carlo simulation model.

13.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at June 30, 2022 or December 31, 2021.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2022. The Company considers its capital to be share capital, stock-based compensation, warrants, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

In 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. In 2020, the Company issued 1,327,046 shares, at an average selling price of $21.94 per share, for net proceeds of $28.5 million under the Company’s At-The-Market offering.

During the first quarter of 2021, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program can be in effect until the Company’s current US$775 million Shelf Registration Statement expires in January 2023. In 2021, the Company issued 2,242,112 shares, at an average selling price of $22.71 per share, for net proceeds of $49.9 million under the Company’s At-The-Market offering. During the six months ended June 30, 2022, the Company issued 995,989 shares, at an average selling price of $22.84 per share, for net proceeds of $22.3 million under the Company’s At-The-Market offering.

In June 2021, the Company issued 350,000 flow-through common shares at $28.06 per common share for aggregate gross proceeds of $9.8 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2021. At the time of issuance of the flow-through shares, $1.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2021, the Company incurred $1.1 million of qualifying exploration expenditures and $0.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During the six months ended June 30, 2022, the Company incurred $0.8 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In June 2020, the Company issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2020. In accordance with draft legislation released on December 16, 2020 in relation to the COVID-19 pandemic, a 12-month extension was provided to the normal timelines in which the qualifying exploration expenditures should be incurred. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position. During 2020, the Company incurred $4.7 million of qualifying exploration expenditures and $1.6 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During 2021, the Company incurred $6.5 million of qualifying exploration expenditures and $2.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During the first quarter in 2022, the Company incurred $0.2 million of qualifying exploration expenditures and the remaining $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

b)	Stock options and Restricted share units

The Company provides compensation to directors and employees in the form of stock options and Restricted Share Units (“RSU”s).

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity. Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock options and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2022	1,023,334	14.61	8,125	173,800	572	8,697
Granted	-	-	-	-	-	-
Exercised option or vested RSU	(186,007)	14.29	(1,447)	(128,800)	(2,733)	(4,180)
Expired	-	-	-	-	-	-
Amortized value of stock-based compensation	-	-	-	-	2,515	2,515
Outstanding at June 30, 2022	837,327	14.69	6,678	45,000	354	7,032

Exercisable at June 30, 2022	837,327

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding at January 1, 2021	2,611,691	12.51	22,524	135,450	487	23,011
Granted	-	-	-	173,800	573	573
Exercised option or vested RSU	(1,585,501)	11.17	(14,370)	(135,450)	(3,413)	(17,783)
Expired	(2,856)	6.30	(37)	-	-	(37)
Amortized value of stock-based compensation	-	-	8	-	2,925	2,933
Outstanding at December 31, 2021	1,023,334	14.61	8,125	173,800	572	8,697

Exercisable at December 31, 2021	1,023,334

The outstanding share options at June 30, 2022 expire at various dates between December 2022 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at June 30, 2022 is as follows:

	Options Outstanding		Options Exercisable
	Number	Remaining	Number
Exercise price	outstanding	contractual life	Exercisable
$ 13.14	359,827	6 months	359,827
$ 16.94	50,000	1 year 4 months	50,000
$ 15.46	377,500	1 year 6 months	377,500
$ 17.72	50,000	2 years	50,000
	837,327		837,327

During the six months ended June 30, 2022, 186,007 options were exercised for proceeds of $2.7 million and 186,007 common shares were issued. The weighted average share price at the date of exercise of options exercised during the period was $23.47.

In December 2021, 123,800 RSUs were granted. Of these, 28,000 RSUs were granted to Board members, 75,200 RSUs were granted to members of senior management, and the remaining 20,600 RSUs were granted to other employees of the Company. The fair value of the grants, of $2.6 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately four months from the date of the grant was dependent on certain corporate objectives being met. Of the $2.6 million fair value of the grants, $0.4 million was amortized during the fourth quarter 2021, and the remaining $2.2 million was amortized during the first quarter in 2022. During the current quarter, 128,800 RSUs were vested and 119,800 RSUs were exchanged for common shares of the Company.

During the second quarter of 2021, 10,000 RSUs were granted to a Board member. Half of the RSUs vested up on the first anniversary of the appointment and the remaining half on the second anniversary. The fair value of the grants, of $0.2 million, was estimated as at the grant date to be amortized over the expected service period of the grants. During the current quarter, 5,000 RSUs were vested, and as at June 30, 2022, $0.1 million of the fair value of the grants was amortized.

During the third and fourth quarter of 2021, 40,000 RSUs were granted to three new members of senior management. Half of the RSUs will vest on the first anniversary of employment and the remaining half on the second anniversary. The fair value of the grants, of $0.9 million, was estimated as at the grant date to be amortized over the expected service period of the grants. As at June 30, 2022, $0.4 million of the fair value of the grants was amortized.

c)	Basic and diluted net loss per common share

Basic and diluted net income attributable to common shareholders of the Company for the six months period ended June 30, 2022 was $12.8 million (six months ended June 30, 2021 - $10.3 million net income).

Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Weighted average number of common shares outstanding	80,144,953	75,742,184	79,701,761	75,071,255
Dilutive effect of options [1]	843,034	2,010,870	914,979	2,256,352
Dilutive effect of RSUs [1]	76,648	19,295	124,881	77,052
Dilutive effect of warrants [1]	-	313,187	-	406,077
	81,064,635	77,753,055	80,741,621	77,810,736

1)	As at June 30, 2022, there was a total of 837,327 stock options and 45,000 RSUs outstanding (June 30, 2021 – 1,929,167 stock options and nil RSUs).

14.	Cash flow items

Adjustment for other non-cash items within operating activities:

		Three months ended June 30,		Six months ended June 30,
($000s)	Notes	2022	2021	2022	2021
Impairment of investment in associate	6	873	-	873	-
Equity loss of associate	6	46	54	90	131
Environmental rehabilitation expense	11	26	(60)	(41)	(43)
Unrealized gain on convertible notes receivable	7	(6)	14	9	(82)
Accrued interest income on convertible notes receivable	7	-	-	(19)	(20)
Depreciation	9	74	22	95	43
Finance costs, net		18	32	34	69
Effects of exchange rate fluctuation on cash and cash equivalents		(1,430)	250	(1,374)	316
		(399)	312	(333)	414

15.	Fair value of financial assets and liabilities

The Company’s fair values of financial assets and liabilities were as follows:

	June 30, 2022
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	153,035	153,035	-	-	153,035
Amounts receivable and prepaid expenses	5,568	5,568	-	-	5,568
Investment in marketable securities	3,320	3,320	-	-	3,320
Convertible notes receivable	598	-	-	598	598
Long-term receivables	51,539	51,539	-	-	51,539
	214,060	213,462	-	598	214,060
Liabilities
Accounts payable and accrued liabilities	31,507	31,507	-	-	31,507
Secured note	234,315	-	-	234,315	234,315
	265,822	31,507	-	234,315	265,822

	December 31, 2021
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	11,523	11,523	-	-	11,523
Short-term deposits	29,243	29,243	-	-	29,243
Amounts receivable and prepaid expenses	5,229	5,229	-	-	5,229
Investment in marketable securities	3,367	3,367	-	-	3,367
Convertible notes receivable	606	-	-	606	606
Long-term receivables	13,038	13,038	-	-	13,038
	63,006	62,400	-	606	63,006
Liabilities
Accounts payable and accrued liabilities	12,165	12,165	-	-	12,165
	12,165	12,165	-	-	12,165

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2022, the Company had cash and cash equivalents of $153.0 million and short-term deposits of $118.6 million (December 31, 2021 - $11.5 million and $29.2 million, respectively) for settlement of current financial liabilities of $31.5 million (December 31, 2021 - $12.2 million). The Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. Refer to note 13 for details on equity financings.

Market Risk

(a)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liability (Note 12) bears interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at June 30, 2022, the Company had cash and cash equivalents, short-term deposits, investment in associate, convertible notes receivable, reclamation deposits, accounts payable, accrued liabilities and secured note that are in US dollars.

(c)	Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $3.3 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

16.	Corporate and administrative expenses

	Three months ended June 30,		Six months ended June 30,
($000s)	2022	2021	2022	2021
Employee compensation	1,302	1,066	2,540	2,034
Stock-based compensation	222	8	2,515	2,934
Professional fees	596	394	855	559
Other general and administrative	748	563	1,559	1,261
	2,868	2,031	7,469	6,788

17.	Related party disclosures

During the six months ended June 30, 2022, the Company received 22,610 common shares of Paramount for payment of interest on the secured convertible notes (six months ended June 30, 2021 – 14,236 common shares). Subsequent to the quarter end, the Company received 32,712 common shares of Paramount for payment of interest on the secured convertible notes. There were no other transactions with related parties other than compensation paid to key management personnel.

18.	Income taxes

As reported in the Company’s prior year financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013 and will reassess other investors with reduced CEE deductions. The Company’s and investors’ reassessments will be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.0 million, plus $2.2 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During the year ended December 31, 2021, the Company deposited $9.2 million into the accounts of certain investors with the Receiver General, in return for their agreement to object to their respective assessments and agreement to repay the Company the full amount deposited on their behalf upon resolution of the Company’s appeal. The deposits made were recorded as long-term receivables on the statement of financial position. No additional payments were made during the current quarter.

19.	Commitments and contingencies

	Payments due by years
($000s)	Total	2022	2023-24	2025-26	2027-28
Capital expenditure obligations	96,297	42,077	54,220	-	-
Mineral interests	7,863	561	2,506	2,620	2,176
Flow-through share expenditures	7,964	7,964	-	-	-
Lease obligation	3,415	2,128	903	285	99
Interest payment on the secured note	65,961	9,423	18,846	18,846	18,846
	181,500	62,153	76,475	21,751	21,121

During the first quarter of 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $28.9 million of which the Company paid $7.7 million to BC Hydro in 2022, and $21.2 million is due in 2023. In addition, the Facilities Agreement requires $54.2 million in security or cash from the Company for BC Hydro system reinforcement, which is required to make the power available of which the Company paid $21.2 million to BC Hydro in 2022, and $33.0 million is due in 2023. The $54.2 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Prior to its maturity, the secured note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.